■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

AUGUST 8, 2007

EXECUTIVE SUMMARY

Domestic equity prices began the month of July on a positive note but, by the end of the month, continuing weakness in the housing sector, rising oil prices and growing problems in debt markets drove prices lower. Investors again fled to quality with the Lehman Aggregate and Municipal Bond indices gaining +0.8 percent and long-term U.S. Treasury securities surging over +3 percent. As widely expected, the U.S. economy rebounded strongly in 2Q07 with real GDP growing +3.4 percent compared to the first quarter's anemic +0.6 percent. More moderate growth is expected in the second half of the year. Inflation indicators remain contained for the time being, but appear destined to rise in future months. This possibility was acknowledged by the Federal Reserve in the statement of its August 7th meeting, in which inflation was kept as its primary policy concern. Fixed income strategies are focused on high quality securities that have the potential to outperform as the yield curve continues to steepen. In this month's equity section, we update our views on the subprime mortgage sector, which has experienced a credit crunch in recent weeks. We expect the difficulties to be manageable, but acknowledge the pressures being created on consumer spending, financial institutions and credit markets in general. It was reassuring that the Federal Reserve recognized these risks in its policy deliberations and continues to believe that the economy is likely to expand at a moderate pace. In equity portfolio strategies, we have maintained significant weightings in the producer manufacturing sector in recent years to participate in global infrastructure spending. The collapse of a major Interstate highway bridge in downtown Minneapolis in early August focused national attention on the need for increased domestic infrastructure spending as well.

■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

AUGUST 8, 2007

EXECUTIVE SUMMARY

Domestic equity prices began the month of July on a positive note but, by the end of the month, continuing weakness in the housing sector, rising oil prices and growing problems in debt markets drove prices lower. Investors again fled to quality with the Lehman Aggregate and Municipal Bond indices gaining +0.8 percent and long-term U.S. Treasury securities surging over +3 percent. As widely expected, the U.S. economy rebounded strongly in 2Q07 with real GDP growing +3.4 percent compared to the first quarter's anemic +0.6 percent. More moderate growth is expected in the second half of the year. Inflation indicators remain contained for the time being, but appear destined to rise in future months. This possibility was acknowledged by the Federal Reserve in the statement of its August 7th meeting, in which inflation was kept as its primary policy concern. Fixed income strategies are focused on high quality securities that have the potential to outperform as the yield curve continues to steepen. In this month's equity section, we update our views on the subprime mortgage sector, which has experienced a credit crunch in recent weeks. We expect the difficulties to be manageable, but acknowledge the pressures being created on consumer spending, financial institutions and credit markets in general. It was reassuring that the Federal Reserve recognized these risks in its policy deliberations and continues to believe that the economy is likely to expand at a moderate pace. In equity portfolio strategies, we have maintained significant weightings in the producer manufacturing sector in recent years to participate in global infrastructure spending. The collapse of a major Interstate highway bridge in downtown Minneapolis in early August focused national attention on the need for increased domestic infrastructure spending as well.

CURRENT CONDITIONS: CREDIT MARKET PRESSURES

Domestic equity markets began the month of July on a positive note, supported by solid economic fundamentals including a strong June jobs report and upbeat consumer sentiment readings. On July 19th, the S&P 500 Index reached a record high and the Dow Jones Industrial Average exceeded 14,000 (Exhibit A). By the end of the month, however, both indices declined more than -5 percent from these peaks driven by continuing weakness in the U.S. housing sector, another monthly increase in oil prices of over +10 percent, and growing problems in debt markets, particularly the U.S. mortgage market and its subprime subcomponent.

TOTAL RETURNS TO 07/31/07	1 Mo.	3 Mos.	7 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	-3.1%	-1.4%	3.6%	16.1%
Dow Jones Ind'l Avg.	-1.3	1.6	7.3	20.8
Russell 1000 Index	-3.1	-1.5	3.9	16.5
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	-2.2	0.8	5.4	21.7
S&P MidCap Index	-4.3	-1.7	7.2	16.7
Russell 2000 Index	-6.8	-4.4	-0.8	12.1
FIXED INCOME				
Lehman Agg. Index	0.8	-0.2	1.8	5.6
Lehman Muni Bond Ind.	0.8	-0.2	0.9	4.3

*price only

Hedge fund failures, more stringent bank lending practices and contracting supply of loans for private equity deals stoked fears of a broad "credit crunch." As was the case in the February, 2007 reaction to the Shanghai Stock Exchange downdraft, investors again "fled to quality" with the Lehman Aggregate Index gaining +0.8 percent and long-term U.S. Treasury securities surging over +3 percent. Exhibit B contains additional securities market details.

The sharply negative stock market reaction over a mere six trading days after new highs were reached for both the S&P 500 and DJIA was a strong signal that risk was not appropriately priced in certain markets. Events including two Bear Stearns hedge funds that proved to be essentially worthless, selected UK and Australian funds taking major hits, and a rescue package by a consortium of German banks having to be put together to cover losses at specialty lender IKB Deutsche Industriebank were all evidence that underestimated risks had been undertaken by various institutions. Despite the relatively rapid contraction of liquidity in debt markets and weakness of stocks over a space of a few weeks, global equity markets in the five months following the -9 percent correction in the Chinese stock market, actually fared relatively well. The S&P 500 Index, for example, even after correcting nearly -5 percent from its peak on July 19th, actually rose by +4.3 percent in the five months following the Chinese market swoon on February 27th. As shown in Exhibit C, other global stock markets fared even better, illustrating the ability of markets to adjust to change over longer-term periods.

With respect to other internal developments in U.S. equity markets, it is notable that the characteristics of companies that have outperformed in 2007 have remained consistent throughout the year and have tended to favor the growth style. As shown in Exhibit D, in both the month of July, when markets declined, as

well as year to date, the outperformers were those with high earnings growth rates, higher betas and low dividend yields. On an industry sector basis, of the 11 groups that have outperformed in the first seven months of 2007, eight of them were in groups that achieved the fastest earnings growth in 2007. We believe it is also significant that two traditional growth sectors, electronic technology and technology services have also outperformed in 2007 whereas neither of them did in both 2005 and 2006 (see Exhibit E).

As further evidence that growth stocks may be in the early stages of a sustainable cycle favoring growth, the Russell equity indices revealed that again in July, as was the case in June, growth outperformed value over all capitalization sizes and the degree of outperformance was sufficient to move 12-month growth returns above those of their value counterparts, as shown below:

GROWTH AND VALUE STOCK
TOTAL RETURNS TO 07/31/07

	1 Mo.	3 Mos.	YTD	12 Mos.
LARGE CAP				
Russell 1000 Growth	-1.5%	0.5%	6.4%	19.5%
Russell 1000 Value	-4.6	-3.5	1.3	13.5
MID CAP				
Russell Midcap Growth	-2.2	0.0	8.5	21.4
Russell Midcap Value	-5.6	-5.1	2.6	15.9
SMALL CAP				
Russell 2000 Growth	-5.2	-1.4	3.7	16.8
Russell 2000 Value	-8.5	-7.4	-5.0	7.7

Exhibit F shows the evolution of growth/value cycles over the past 2-1/2 years. What is remarkable in the exhibit is the magnitude of change in 12-month rolling returns from June to July, 2007. We cannot recall when there was such a large swing in the spread between the two styles, which was presaged by the 3- and 6-month data turning positive several months earlier. Exhibit G plots 12-month rolling spread between the large cap Russell 1000 Growth and Value indices. Since 2000, growth experienced two prior positive "mini cycles" during which it appeared to be in the early stages of an extended "normal" cycle favoring growth. In both cases, however, it failed to be sustained. Current economic and profit conditions, as well as relative valuations, are supportive of a more elongated period favoring growth equities, which we are monitoring most closely.

In global rankings of equity markets, the United States slipped one position in July to 29th out of 32 markets based on year-to-date U.S. dollar-based tabulations (see Exhibit H). There were modest changes in the top-ranked countries during the month. Malaysia and the Philippines were edged out of the "top three," slipping to numbers 4 and 5, respectively. The two newcomers were Thailand and South Korea, which enjoyed major gains in July. The bottom three countries remained the same, Japan, Italy and Ireland. The Latin America region continues to lead all others, and the World (ex-U.S.) seven-month return of +10.4 percent, although diminished slightly compared to end June, remained very solid.

With respect to the U.S. economy, the widely anticipated rebound in second quarter 2007 real GDP growth occurred, with the supporting details very much according to plan,

including the fact that the important consumer sector, accounting for over two-thirds of total GDP, decelerated sharply. Shown below are dollars of real GDP change over the past four quarters as contained in the government's benchmark revised data:

DOLLARS (BIL) OF REAL GDP CHANGE

	3Q06 Rev.	4Q06 Rev.	1Q07 Rev.	2Q07 1st Est.
Personal Con. Expenditures	$54.5	$77.4	$74.5	$25.7
Nonresid. Fixed Invs.	16.2	-4.6	6.9	25.9
Residential Invs.	-32.5	-25.6	-23.1	-12.1
Inventory Change	2.5	-36.5	-17.3	3.5
Net Exports	-7.2	36.5	-14.8	34.3
Government	3.7	17.0	-2.5	20.9
Residual	-7.2	-5.4	-6.6	-2.9
Total	$30.0	$58.8	$17.1	$95.3
% Change in Real GDP (ann.)	1.1%	2.1%	0.6%	3.4%
% Change in Real Final Sales (ann.)	1.0%	3.5%	1.3%	3.2%
% Change in GDP Deflator (ann.)	2.4%	1.7%	4.2%	2.7%

The comments we made last month on the likely derivation of the second quarter rebound in U.S. real GDP growth are provided below and proved to be essentially on the mark.

> "For those forecasting +3.0 percent 2Q07 real GDP growth, a key question is where the balance of the growth will come from if the consumer sector remains soft. The answer is in reversals in some of the key GDP sectors that were either abnormally depressed in the first quarter or are beginning recoveries from cyclical lows. Two of these are inventories and housing. Improvement in these sectors will also be supported by ongoing strength in business spending, both domestically and globally."

The following table recasts the first and second quarter GDP by major subcomponents showing the contribution each made to the quarters' overall growth rates. The swings in several components were substantial.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	1Q07	2Q07
Personal Cons. Exps.	2.56%	0.89%
Nonresid. Fixed Invs.	0.22	0.83
Residential Invs.	-0.93	-0.49
Inventory Change	-0.65	0.15
Net Exports	-0.51	1.18
Government	-0.09	0.82
Total GDP Growth	0.60%	3.38%

With respect to the major personal consumption expenditures (PCE) sector, it was widely anticipated to slow because two months of available monthly data had already shown that it had. The degree of deceleration, however, was even greater than expected and occurred in all three subcategories of PCE. Quite surprising was an actual contraction in nondurable goods spending following fourteen straight quarters of positive growth

that averaged +3.4 percent per quarter. Nondurables spending represents fully 20.7 percent of total U.S. real GDP and will be a key factor in sustaining U.S. growth in the second half of the year.

Referring further to the preceding table, apart from the decline in contribution of the PCE sector, every other major component of GDP contributed to the stronger pace of overall growth, even the besieged housing sector. It bears noting that this is the third quarter in a row that housing has contributed less negatively to aggregate GDP, indicating that the pace of contraction of this relatively small sector (only 4.3 percent of total GDP) is actually slowing. Unless problems in the subprime mortgage sector worsen materially, we believe the more favorable trend of the housing sector GDP component is likely to continue.

Regarding particulars in other subsectors, in nonresidential spending, outlays on structures were a major positive, as has been the case for the past seven quarters. Spending on industrial equipment was also a source of strength. The change in private inventories also moved from negative to positive, but less than we forecasted, suggesting it could make further contributions in the quarters ahead.

The change in net exports was the largest single positive swing factor in the faster second quarter growth rate, but there was a surprise in the data in that imports recorded positive change after 14 straight quarters of negativity. We had expected exports to do better after a very weak first quarter, which they did, but not to the degree we forecasted.

Finally, the government sector turned positive in a major way, virtually all of which was attributed to national defense, a notoriously volatile performer.

The release of the second quarter national income and product accounts by the Bureau of Economic Analysis also incorporated benchmark revisions going back to the first quarter of 2004. In general, the direction of the changes was toward reduced growth, on average, about -0.3 percent per year less than previously published. The Exhibit I table of year-over-year changes in U.S. real GDP and its major components incorporates these revisions. The table illustrates the statistical fact that while quarterly annualized real GDP growth increased from +0.6 percent in 1Q07 to +3.4 percent in 2Q07, the year-over-year growth rate increased only from +1.5 percent to +1.8 percent, significantly below the country's potential growth rate of approximately +3.0 percent.

This leads to the issue of second half 2007 growth, which we have been estimating would be in a range of +2.7 percent to +3.0 percent per quarter. The key factor determining whether this level of growth will be achieved is the consumer sector because of (a) its huge size relative to all other sectors, and (b) the subdued state it currently is in. As shown in the following table, the year-over-year growth in real PCE has gradually edged downward from +3.4 percent in January 2007 to +2.8 percent in June. Furthermore, the pace of spending in June was slightly lower than in May, a relatively rare occurrence.

CONSUMER INCOME AND SPENDING YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2005	June	6.4%	5.1%	6.7%	4.2%
	Sept.	6.8	5.8	6.7	2.7
	Dec.	3.4	2.1	5.8	2.7
2006	Mar.	7.0	6.2	6.3	3.3
	June	6.7	6.0	6.1	2.5
	Sept.	5.8	5.1	5.1	3.0
	Oct.	5.9	5.2	5.0	3.4
	Nov.	6.0	5.2	5.3	3.3
	Dec.	6.1	5.2	5.7	3.3
2007	Jan.	6.1	5.4	5.6	**3.4**
	Feb.	6.4	5.9	5.6	**3.2**
	Mar.	6.9	6.3	5.6	**3.0**
	Apr.	6.2	5.6	5.3	**2.9**
	May	6.5	5.8	5.4	**3.0**
	June	6.1	5.5	5.2	**2.8**

It remains to be seen whether ongoing headlines decrying the carnage in subprime mortgage markets and disruptions in financial markets generally will cause consumers to curtail spending further. While the outlook for the domestic business sector remains quite vibrant (see Exhibit J), global growth remains strong (the IMF upgraded its forecast of global 2007 growth to 5.2 percent in late July), and inventory building should show further strength, there is no question about the sizable impact the U.S. consumer will have on second half GDP metrics.

Last month we provided sensitivity analysis statistics for the U.S. consumer spending sector showing quarterly annualized real PCE growth estimates derived from alternative monthly spending growth assumptions. Updated figures are provided below taking into account the benchmark revisions referenced above. If, for example, consumer spending advances +0.2 percent per month, 3Q07 annualized PCE growth moves up only slightly to +1.8 percent from +1.3 percent, a major impediment to achieving our forecasted +2.7 percent total GDP forecast for the third quarter. For the time being, we are leaving our GDP forecasts unchanged, but will closely examine them after the August 31st release of July consumer spending data. We will make adjustments if necessary.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

	Case 1 Index (+0.2%)	Annual. Qtrly Change	Case 2 Index (+0.3%)	Annual. Qtrly Change
Dec. 2007 Proj.	8343.73	2.4%	8393.81	3.7%
Nov. 2007 Proj.	8327.07		8368.71	
Oct. 2007 Proj.	8310.45		8343.68	
Sept. 2007 Proj.	8293.86	1.8%	8318.72	3.3%
Aug. 2007 Proj.	8277.31		8293.84	
July 2007 Proj.	8260.79		8269.03	
June 2007 Act.	8244.30	1.3%	8244.30	1.3%
May 2007 Act.	8246.70		8246.70	
Apr. 2007 Act.	8233.20		8233.20	
Mar. 2007 Act.	8211.70	3.7%	8211.70	3.7%

Regarding inflation news, major pricing measures were generally quiescent in June, but appear likely to demonstrate rising year-over-year trends later in the year. The headline Consumer Price Index rose +0.2 percent in June, the lowest monthly gain this year. The core (less food and energy) index rose a similar amount. Apparel and transportation costs actually declined in the

month, the latter helped by lower gasoline prices, a notoriously volatile series. Year-over-year rates of change for both the all-items and core CPI series remained unchanged from May at +2.7 percent and +2.2 percent, respectively. Exhibit K plots the relative stability of the core index over the past 3-1/2 years. Updated statistics for the Consumer Price Index are provided below:

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
June 2006	6.2%	6.2%	4.3%	2.6%
September 2006	0.0	3.1	2.1	2.9
October 2006	-3.3	0.3	1.3	2.7
November 2006	-4.7	-1.0	2.0	2.6
December 2006	-2.2	-1.1	2.5	2.6
January 2007	1.2	-1.1	2.1	**2.7**
February 2007	4.0	-0.4	2.4	**2.7**
March 2007	7.0	2.4	**2.8**	**2.5**
April 2007	8.4	4.8	**2.6**	**2.3**
May 2007	8.7	6.4	**2.7**	**2.2**
June 2007	5.8	6.5	**2.7**	**2.2**

Using sensitivity analysis, if the CPI continues to grow at the same +0.2 percent monthly rate as in June, year-over-year readings for the Index will exceed +4 percent in the final three months of the year, which we believe would attract the attention of the Federal Reserve. For the past several years, however, it has been normal for the CPI to record markedly slower advances in the final months of each year. If this again turns out to be true in 2007, a much more benign environment would prevail. As in the case of consumer expenditures, the next few months will be critical in determining the combination of growth and inflation that investors will be dealing with. We remain generally optimistic that the strength of the global economy and the competitive pressures that globalization exerts on prices will provide a reasonable environment for long-term investment.

The Federal Reserve's U.S. trade-weighted major currencies dollar index weakened again in July and the pace accelerated, as shown in Exhibit L. For the first seven months of 2007, the dollar has declined -3.6 percent versus the same period a year ago. Congress has embarked on a process of reviewing China trade and currency issues that, if included in legislation, could increase current antidumping duties. There is a long way to go in the legislative process, but it could produce headlines in coming months. The dollar's pattern of gradual weakness versus the major currencies index may well continue.

Exhibit M contains details of our economic and interest rate assumptions for the balance of 2007. It is possible that our second half GDP growth assumptions are slightly high if the consumer continues to retrench and we will analyze in detail the upcoming July PCE data to be released on August 31st. Even if our forecasts are correct, full year real GDP growth in 2007 will be a subpar +2.0 percent. Also notable is the fact the government revised downward 2006 GDP growth from +3.3 percent to +2.9 percent in its benchmark review. Average consumer price inflation in 2007 will be slightly over +3 percent under our assumptions, virtually identical with 2006.

MONETARY POLICY AND FIXED INCOME STRATEGY: FED REMAINS ON HOLD

As expected, the Federal Open Market Committee (FOMC) left the federal funds rate unchanged a ninth time at 5.25 percent when it met on August 7th (see Exhibit N). As in previous statements accompanying its decision, wording changes were made to reflect updated conditions in the economy and financial markets. The FOMC's paragraph on economic growth was nearly doubled in size to acknowledge financial market volatility in recent weeks, the tightening of credit for some households and businesses and the ongoing housing correction. However, the FOMC felt these stresses have been balanced by "solid growth in employment and incomes and a robust global economy." The Fed's conclusion was the same as in prior statements that, "the economy is likely to expand at a moderate pace." The Committee also added a phrase acknowledging that "downside risks to growth have increased somewhat," but kept as its primary policy concern "that inflation will fail to moderate as expected." In the words of one observer, the Fed was "inching toward neutral." Our economic forecasts provided in Exhibit M, which include moderate growth and rising headline CPI inflation, suggests the Fed's policy will remain unchanged for the time being barring major extraneous developments. Our forecasts for U.S. Treasury Interest rates are provided in Exhibit O.

In July, interest rates declined and the yield curve steepened for U.S. Treasury bonds with maturities from 2 through 30 years. Specifically, the yield for the 2-year maturity U.S. Treasury dropped by 0.31 percent and the 30-year maturity declined by 0.20 percent to yield 4.56 percent and 4.92 percent, respectively, at month end. The decline in Treasury yields was fueled by continued deterioration in the subprime mortgage market, which ignited a flight to quality causing yields relative to U.S. Treasuries, and absolute yields, to increase for all non-government securities.

The Lehman Aggregate Bond Index produced positive returns during July. The Treasury sector produced the strongest returns, significantly outperforming other sectors as investors sought the safety of government securities. The mortgage sector was the next best performing group, despite increasing mortgage prepayment fears, as the implicit U.S. government guarantee contributed to its greater stability. The asset-backed security sector modestly followed the mortgage sector, despite considerable weakness in home equity securities which experienced spillover concerns from subprime mortgages. The corporate sector performed the worst, as investors' flight to quality and concerns that financial companies could be negatively affected by losses on subprime mortgages resulted in credit spreads widening toward longer-term averages.

We do not expect the Federal Reserve to come to the rescue of the financial markets by cutting rates in the near term, as was evident in the Fed's August 7th decision. We expect the central bank's continued restrictive stance will keep the housing market weak and inhibit economic growth. In this environment, inflation and U.S. Treasury yields should remain contained while yield spreads for all non-government bonds should remain wide and possibly widen further. We continue to focus on high quality securities that have the potential to outperform as the yield curve continues to steepen.

TOTAL RETURNS TO 7/31/07

	1 Mo.	3 Mos.	YTD	12 Mos.
LEHMAN INDEX				
AGGREGATE	0.8%	-0.2%	1.8%	5.6%
Treasury	1.6	0.7	2.7	5.9
Agency	0.9	0.3	2.3	5.6
Corporate	0.2	-1.3	0.9	5.4
CMBS	0.3	-1.2	0.7	4.5
Asset-Backed	0.6	0.4	2.2	5.2
Mortgage Pass-Through	0.7	-0.5	1.6	5.5
5-Year Treasury	1.8	0.8	3.0	5.8
MUNICIPAL	0.8	-0.2	0.9	4.3
5-Year Municipal	0.9	0.4	1.5	3.8
Revenue	0.5	-0.6	0.6	4.2
Electric	0.3	-0.7	0.4	3.7
Hospital	0.2	-0.9	0.1	3.9
Housing	0.7	-0.8	0.5	3.9
IDR/PCR	-1.2	-2.0	-0.3	4.2
Transportation	0.9	-0.2	1.1	4.7
Education	0.9	-0.4	0.7	4.3
Water/Sewer	0.9	-0.2	0.8	4.0
Resource Recovery	-0.1	-0.2	0.8	4.0
Leasing	0.8	0.0	1.2	4.6
Special Tax	0.9	-0.1	1.0	4.4
Insured	0.9	-0.2	0.8	4.4
General Obligation	0.9	-0.1	1.0	4.3

<u>Municipal yields also declined in July, but by a lesser amount than Treasury yields</u>. The Bond Buyer 40-Bond Index yield ended the month six basis points lower, at 4.77 percent. Municipals were also affected by the flight to quality during the month which caused incremental yield spreads versus AAA rated bonds to widen. AAA rated municipal yields fell by one-third to one-half as much as Treasury yields, A-rated municipal yields fell by approximately one-quarter as much, and yields on BBB rated municipals rose during the month. Concerns over the monoline bond insurers' exposure to subprime loans further restrained performance in the municipal market and has been reflected in the equity performance and yield spread widening (20 to 50 basis points) of these companies, particularly for the A rated American Capital Access (ACA) and AA rated Radian Asset Assurance. Slower funds flows, combined with a pickup in issuance volume following the July 4th holiday, also contributed to municipals' underperformance versus Treasuries. Year-to-date issuance volume, at $260.6 billion through July, is +25.8 percent higher than one year ago. Relative yield comparisons of municipals to Treasuries cheapened during the month. Municipal yield comparisons to high grade corporate yields were little changed as a result of the weakness experienced by corporates during the month.

The return of the Lehman Municipal Index matched that of the Lehman Aggregate Index during the month, with a similar dispersion of returns based on perceived credit quality. The Lehman Insured and General Obligation sectors outperformed the Revenue sector during the month. Among insured bonds, non-AAA rated issues underperformed. Among revenue bonds, the industrial revenue sector performed worst, reflecting its lower credit quality (Baa average), followed by the resource recovery sector (A3/Baa1 average), the hospital sector (A average) and the electric revenue sector (Aa3/A1). Higher rated sectors performed best.

<u>We believe adjustments in valuations in the municipal market will provide opportunities to increase yields in portfolios, particularly as absolute yields in selected sectors are attractive</u>

and the default risk in municipals is historically very low, much lower than for corporates. In municipal portfolios, we remain focused on securities that offer attractive income and stability of principal, and look to extend durations at higher yields.

FISCAL POLICY: LONG-TERM CHALLENGES

On July 11th, President George W. Bush discussed the budget of the U.S. government as part of the Office of Management and Budget's (OMB) Mid-Session Review (MSR) process. In his comments, he reviewed the optimistic nearer-term outlook for the federal deficit, as well as the well-known long-term challenges tied to entitlement programs. As to the short-term outlook, the OMB projects the fiscal year 2007 deficit at $205 billion, down from $244 billion estimated in February. As a percentage of GDP, it is 1.5 percent. Private forecasters estimate the 2007 deficit to be approximately $50 billion less than the OMB number. On a rolling 12-month basis, the federal deficit is $162.6 billion, a reduction of nearly -35 percent from the fiscal 2007 deficit. For the first nine months of the fiscal year, receipts are up by approximately +7.5 percent, boosted by individual and corporate taxes that have surged over +11 percent. Year to date, outlays have advanced +2.5 percent. Interestingly, the OMB projects the fiscal 2008 budget deficit will increase to $258 billion.

Over the long term, the growth in government entitlements becomes unsustainable. Between now and 2050, the percentage of the population age 65 and over is projected to rise from 12.4 percent to 20.8 percent. This will place major strains on financing projected outlays for Medicare, Medicaid and Social Security, the spending on which currently represents 8 percent of GDP. By 2050, expenditures on these programs are projected to be 16 percent of GDP, more than twice as large as all other government programs. As shown in Exhibit P, if programs are left unaltered, total government spending would represent nearly 40 percent of GDP by 2080, a clearly impossible situation.

Congress was busy in the days leading up to the August recess, both houses rushing to move legislation forward. However, much remains to be done and the threat of presidential vetoes has escalated. Among matters considered, the House passed 12 annual spending bills for the fiscal year beginning October 1st, but the Senate completed only one. Temporary funding bills to keep the government going beyond the end of the 2007 fiscal year appear likely. The House and Senate passed different children's health insurance bills to broaden the coverage to more children and fix physician payments in the Medicare system. Funds for the program would come from additional cigarette taxes of up to 61 cents per pack and a veto is threatened. There is a strong consensus for a 45 cents per pack increase. House and Senate energy bills were passed and go to conference committee. The House would repeal $16 billion in tax breaks for oil companies and spur development of renewable energy sources. The Senate bill would raise standards for fuel economy for cars and light trucks to 35 miles per gallon by 2020, but the House shied away from this provision due to fierce opposition from beleaguered automakers and dealers. This is but a sampling of the many pressing legislative issues to be dealt with in coming months and much work remains to be done.

Another long-term need the country faces is highway and bridge infrastructure, an issue that came to national attention with the tragic collapse of a major Interstate highway bridge in downtown Minneapolis. Nearly one-quarter of the country's 600,000 bridges are listed as structurally deficient or obsolete according to the American Society of Civil Engineers (see Exhibit Q). While bridge failures are rare, one-third of highway fatalities every year result from below-standard road conditions. Estimates put the cost of repairing deficient bridges at $188 billion over 20 years and broader infrastructure needs, including roads, airports, water systems, etc., could cost up to $1.6 trillion. We have maintained broad portfolio exposure to producer manufacturing companies in recent years to benefit from global infrastructure spending as emerging countries industrialize. The focus on domestic infrastructure needs has risen significantly as a result of the major event in the Twin Cities.

EQUITY INVESTMENT STRATEGY: AN UPDATE ON THE SUBPRIME MORTGAGE SECTOR AND ITS SPILLOVER EFFECTS

Investor concern about the subprime mortgage market and its spillover effects has become more acute in the last few weeks. In our Investment Outlook and Strategy report dated April 10, 2007, we highlighted several concerns about the subprime segment of the mortgage market: 1) potential downward pressure on consumer spending; 2) risks to banks and other financial institutions; and 3) fear of a full scale financial crisis similar to 1998 and 1987. In view of recent events, an update is appropriate.

As discussed in our April report, the subprime mortgage market is about $1.2 trillion of the $10 trillion U.S. residential mortgage market, or about 12 percent. The Alt-A market which, in theory, falls between subprime and prime accounts for another 9 percent of the total market. Roughly two-thirds of these loans are adjustable rate, which is where the difficulties exist.

On the margin, as interest rates on subprime loans reset to market rates, the disposable income of the borrowers will be reduced as their monthly mortgage payments increase. The largest number of these interest rate resets is occurring this year, but these loans were being offered through most of 2006 and will continue to cause difficulties well into 2008. As a result, this issue will continue to pressure consumer spending on the margin for the foreseeable future.

The second concern we highlighted in April, the risks to financial institutions, has been getting significant attention in the press since the problems with the two Bear Stearns hedge funds came to light in June. The most significant change since our April report is the forced selling which has occurred and the resultant negative psychology that results. As subprime difficulties have worsened, the lower quality asset-backed securities have taken significant hits, and, in some cases, have been wiped out. Ongoing deterioration in the subprime mortgage market has caused rating agencies to downgrade these securities. This, in turn, has caused lenders to change the margin requirements for many of the securities. The result has been the forced selling of a broad range of securities as their owners work to return to margin compliance. In such an environment, many securities become involved including high quality corporate bonds, which are unrelated to the underlying problem, because

they are an easier way to raise cash at reasonable prices in order to bring an account into margin compliance.

The combination of forced selling at a time when demand is also weak for the same reasons has caused credit markets to seize up. However, with the exception of the subprime market, the fundamentals of these other securities are intact. The pricing pressure and lack of demand is a technical issue not a fundamental one. Of course, the overriding concern in such an environment is that the technical issue, if it endures long enough and is severe enough, can give rise to a fundamental issue where there had not been one.

Another area of the credit market receiving much attention at the moment is leveraged lending or bridge financing which investment banks provide to their clients until banking deals are completed. There is a very large pipeline of these loans at the major investment banks. The difficulty is that the banks committed to fund these loans during the first five months of the year at an average spread of 260 basis points, but the market for high yield spreads is currently 420 basis points. Therefore, the banks must sell the loans that are already in their pipeline at a discount to adjust for the difference between the current market spread and the spread they committed to several months ago. Interestingly, until recently banks and brokers had clauses in these commitments which allowed them to back out if there were significant changes in capital markets. However, as a result of too much competition in the exuberant market of the last few years, clients requested the removal of that clause and the investment banks complied.

The key question from the perspective of the investment banks is how much damage will be inflicted by selling their inventory of bridge loans at a discount. In the case of Bear Stearns, they disclosed that they had approximately $20 billion of leveraged loan commitments as of the end of May. Many of the banks and brokers use hedging to mitigate some of the risk created by the inventory they carry. Recently, it has been reported that Chrysler bonds which had been stuck in the pipeline were sold in the market at a 5 percent discount to par. If Bear Stearns sold all $20 billion of its inventory at a 5 percent discount, it would result in a $1 billion hit, which represents about half of Bear Stearns' estimated earnings for 2007. When markets are being moved by psychology instead of fundamentals, pricing can become highly irrational. In such a scenario, a 5 percent discount would probably be overly optimistic. If we assume a 15 percent discount on the entire inventory of $20 billion in bridge loans, it equates to roughly 18 months of earnings. To be sure, this is not an insignificant amount and would impact Bear Stearns' stock price, but it is not a capital crisis for the company.

The final concern we listed last April was investor fear of a financial meltdown. Current fundamentals do not support a crisis of that magnitude. With the exception of the housing market, the underlying fundamentals of the U.S. economy are quite sound. In fact, as we pointed out in the first section, from a GDP accounting standpoint, the residential investment sector has been less negative for the past three quarters. Moreover, the rest of the world is enjoying rather strong economic growth. As mentioned earlier, a crisis driven by psychology always has the potential to become a self-fulfilling prophecy. Enough panic for a long enough duration will create fundamental problems where none existed. However, we rate the likelihood of that scenario quite

low. In terms of comparisons with 1998, corporate balance sheets are in far better shape today and valuation metrics for equities are more attractive (see Exhibit R). The most probable scenario is that markets will muddle through the current credit crunch over the next few months. In conclusion, we do expect the difficulties in the subprime mortgage to continue to be an overhang at least through next year, but we expect the problem to be manageable.

In addition to the likely impact of subprime pressures on financial institution earnings, corporate profits as a whole have been less robust in 2007 than in prior years. Second quarter S&P 500 operating earnings are expected to grow to +7 to +8 percent on a year-over-year basis, considerably slower than in the same period a year ago. By comparison, growth company earnings are advancing much more rapidly and are one of the important reasons why growth stocks have been performing better this year. The characteristics of Sit Investment Associates' principal domestic equity strategies are contained in Exhibit S and display strong relative earnings growth. We obtain these characteristics by overweighting traditional above-average earnings growth groups, such as technology and health care, and supplementing them with opportunistic use of industries with special intermediate-term opportunity, such as energy and capital goods.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

TIME SPANS BETWEEN MAJOR DJIA BENCHMARKS

DOW HITS 14,000 IN SHORT ORDER

The Dow Jones industrial average closed above 14,000 Thursday, just 59 trading days after reaching 13,000 and marking its second-fastest 1,000-point climb in history. After taking nearly eight years to reach 12,000, it took just 186 trading days for the Dow to reach 14,000, the shortest time period for the index to cover a 2,000-point span. The previous fastest 2,000-point gain (190 days) came in 1997 in the midst of the dot-com technology boom.

Inside: Upbeat earnings reports pushed the Dow higher. **D5**

First close above:	Date	Close	Time to get to next level (in trading days)
1,000	Nov. 14, 1972	1,003.16	76 years*
2,000	Jan. 8, 1987	2,002.25	3,583
3,000	April 17, 1991	3,004.46	1,080
4,000	Feb. 23, 1995	4,003.33	975
5,000	Nov. 21, 1995	5,023.55	189
6,000	Oct. 14, 1996	6,010.00	226
7,000	Feb. 13, 1997	7,022.44	85
8,000	July 16, 1997	8,038.88	105
9,000	April 6, 1998	9,033.23	182
10,000	March 29, 1999	10,006.78	246
11,000	May 3, 1999	11,014.69	24
12,000	Oct. 19, 2006	12,011.73	1,879
13,000	April 25	13,089.89	127
14,000	July 19	14,000.41	59

*The Dow Jones industrial average debuted on May 26, 1896.

Sources: Bloomberg News

SOURCE: STAR TRIBUNE, JULY 20, 2007

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	07/31/07	06/30/07	04/30/07	12/31/06	12/31/05	One Month	Three Months	Seven Months	Nineteen Months
Dow Jones Industrials	13211.99	13408.62	13062.91	12463.15	10717.50	-1.5%	+1.1%	+6.0%	+23.3%
S&P 500	1455.27	1503.35	1482.37	1418.30	1248.29	-3.2	-1.8	+2.6	+16.6
NASDAQ OTC Composite	2546.27	2603.23	2525.09	2415.29	2205.32	-2.2	+0.8	+5.4	+15.5
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	4.56	4.87	4.60	4.81	4.39	-31 b.p.	-4 b.p.	-25 b.p.	+17 b.p.
5-Year Notes	4.61	4.93	4.52	4.69	4.35	-32	+9	-8	+26
10-Year Notes	4.77	5.03	4.63	4.69	4.39	-26	+14	+8	+38
30-Year Bonds	4.92	5.12	4.82	4.80	4.53	-20	+10	+12	+39
AA INDUSTRIAL									
Intermediate Maturity	5.72	5.78	5.38	5.37	5.06	-6	+34	+35	+66
Long Maturity	6.27	6.20	5.85	5.76	5.58	+7	+42	+51	+69
MORTGAGES									
Current Coupon GNMA (6.00%)	6.05	6.12	5.63	5.63	5.43	-7	+42	+42	+62
MUNICIPALS									
Bond Buyer 40-Bond Index	4.77	4.83	4.58	4.61	4.77	-6	+19	+16	--
SHORT TERM									
Fed Funds	5.27	5.26	5.23	5.21	4.18	+1	+4	+6	+109
Primary Discount Rate *	6.25	6.25	6.25	6.25	5.25	--	--	--	+100
Prime Rate	8.25	8.25	8.25	8.25	7.25	--	--	--	+100
13-week Treas. Bills-Disc.	4.82	4.68	4.79	4.89	3.99	+14	+3	-7	+83

* Primary Credit Discount Rate; effective 1/9/03.

E-07/07
PP-107T.DOC

G:\Support\Exhibits\E-07-07

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

DESPITE THE LATE - JULY DECLINES, GLOBAL STOCK MARKETS HAVE GENERALLY RISEN SINCE THE FEBRUARY 27, 2007 CORRECTION



Five months after the world's stock markets plummeted when the Chinese market fell 9 percent in one day, most markets rose to new highs, led by the same Chinese market that so frightened investors.

Change on Feb. 27	Stock market	Change since Feb. 27
–9.1%	**China** CSI300	+79.4%
+1.8	**Japan** Nikkei 225	– 5.2
–1.3	**India** Sensex	+23.1
–2.4	**Britain** FTSE100	+ 2.0
–2.6	**France** CAC	+ 4.0
–2.6	**Germany** DAX	+12.5
–3.5	**U.S.** S.& P. 500	+ 4.3
–6.9	**Mexico** Bolsa	+16.4
–9.0	**Brazil** Bovespa	+38.3

Source: Bloomberg Financial Markets The New York Times

SOURCE: THE NEW YORK TIMES, JULY 28, 2007

G:\Support\Exhibits\E-07-07

Exhibit D

■ Sit Investment Associates ■

Market Performance By Financial Characteristic – Total Return

	December 31, 2004 to December 31, 2005			December 31, 2005 to December 31, 2006			December 31, 2006 to July 31, 2007			June 30, 2007 to July 31, 2007		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	7.4	16.2	3.9	2.7	7.3	4.7	10.2	12.5	4.5	0.1	0.2	-3.4
Quintile 2	3.2	14.1	4.3	11.4	8.6	14.4	5.2	7.4	4.0	-3.4	-2.8	-5.8
Quintile 3	4.6	14.1	5.6	17.2	17.5	20.8	0.7	6.1	2.0	-3.6	-4.5	-6.6
Quintile 4	5.7	7.3	5.0	16.6	17.1	20.9	1.4	1.2	-1.9	-3.7	-5.9	-7.1
Quintile 5 (Lowest)	4.6	12.5	3.1	29.8	26.4	24.9	5.2	-1.5	-9.5	-3.7	-5.4	-10.0
BETA SECTORS												
Quintile 1 (Highest)	-2.3	9.1	-1.1	12.8	9.1	16.3	7.1	12.5	5.3	-4.1	-1.5	-5.9
Quintile 2	11.5	12.9	5.0	14.2	14.2	18.3	9.0	8.6	2.7	-3.8	-2.8	-6.3
Quintile 3	6.0	13.1	7.6	19.0	20.5	21.1	3.6	3.1	-2.2	-1.9	-4.6	-7.6
Quintile 4	2.0	10.8	3.7	15.9	17.6	16.8	1.0	0.4	-4.1	-3.2	-5.4	-6.9
Quintile 5 (Lowest)	6.5	13.7	4.6	13.3	12.4	18.1	1.5	2.3	-5.9	-2.7	-4.4	-7.7
P/E SECTORS												
Quintile 1 (Highest)	-1.4	7.4	3.4	2.4	7.6	8.7	2.3	5.6	1.9	-1.9	-0.9	-4.9
Quintile 2	0.7	11.7	-0.1	10.7	14.3	14.1	3.9	3.4	2.3	-1.3	-4.0	-4.1
Quintile 3	5.5	12.2	5.1	16.6	17.7	19.9	6.7	5.7	0.6	-1.7	-3.4	-6.6
Quintile 4	10.8	15.3	11.0	18.8	21.2	25.6	7.2	4.5	-3.1	-2.7	-4.0	-7.6
Quintile 5 (Lowest)	8.9	17.2	8.6	23.9	16.8	25.0	0.9	7.4	-3.2	-6.2	-6.4	-10.8
No Earnings	-26.3	0.0	-6.7	-3.3	-5.3	14.7	20.6	6.7	-7.9	-8.3	-2.4	-8.2
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	2.0	9.1	0.8	24.2	26.4	26.9	0.0	-3.1	-13.3	-4.5	-5.9	-10.4
Quintile 2	5.9	12.0	6.2	19.8	16.2	19.6	4.1	1.9	-9.6	-2.7	-4.7	-9.2
Quintile 3	6.8	17.9	6.3	14.7	16.7	17.0	6.6	8.6	-0.3	-1.8	-4.5	-7.0
Quintile 4	5.5	12.2	5.0	8.9	5.9	18.0	4.8	6.5	2.5	-3.5	-2.1	-6.0
Quintile 5 (Lowest)	10.5	-24.3	14.5	8.4	10.6	17.4	4.9	9.7	2.6	-2.0	-2.5	-5.9
UNIVERSE	4.9	12.6	4.6	15.8	15.3	18.3	4.2	5.2	-0.9	-3.0	-3.7	-6.8

Source: FactSet Research Systems, August 3, 2007

G:\Support\Exhibits\E-07-07

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

CHANGES IN GROUP LEADERSHIP
RUSSELL 3000 INDEX

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2005 Return	Year 2005 Rank	Year 2006 Return	Year 2006 Rank	YTD 2007 Return	YTD 2007 Rank	July 2007 Return	July 2007 Rank
NON-ENERGY MINERALS	**1.5**	**17.7 ***	**4**	**26.8 ***	**2**	**19.9 ***	**2**	**-2.8 ***	**9**
PRODUCER MANUFACTURING	**8.8**	**4.5**	**9**	**16.6 ***	**9**	**14.5 ***	**4**	**0.6 ***	**3**
ELECTRONIC TECHNOLOGY	9.7	2.3	13	8.6	15	12.5 *	7	0.9 *	2
CONSUMER DURABLES	1.6	-8.9	18	4.9	17	-4.7	17	-7.8	17
ENERGY MINERALS	**7.6**	**30.8 ***	**3**	**24.0 ***	**4**	**14.5 ***	**3**	**-0.9 ***	**5**
PROCESS INDUSTRIES	**2.7**	**-2.3**	**15**	**18.3 ***	**7**	**13.4 ***	**5**	**-2.1 ***	**7**
HEALTH TECHNOLOGY	9.1	2.3	12	9.4	13	1.2	13	-3.7	11
CONSUMER NON-DURABLES	6.5	5.9	8	17.8 *	8	3.4	12	-2.2 *	8
INDUSTRIAL SERVICES	**3.1**	**38.9 ***	**1**	**11.6**	**11**	**25.9 ***	**1**	**2.6 ***	**1**
COMMERCIAL SERVICES	1.8	4.0	10	14.8	10	-1.7	15	-6.6	16
TECHNOLOGY SERVICES	5.6	2.2	14	10.9	12	3.9 *	11	-3.6	10
HEALTH SERVICES	2.4	32.0 *	2	-0.6	18	4.7 *	9	-3.9	13
CONSUMER SERVICES	5.2	-8.1	17	24.7 *	3	-1.7	16	-4.7	14
RETAIL TRADE	5.2	2.5	11	6.5	16	-0.8	14	-5.6	15
TRANSPORTATION	1.9	10.9 *	6	9.2	14	7.5 *	8	-0.4 *	4
UTILITIES	4.0	15.1 *	5	21.6 *	5	4.5 *	10	-3.8	12
FINANCE	19.6	6.3 *	7	19.7 *	6	-9.1	18	-8.0	18
COMMUNICATIONS	3.6	-2.3	16	36.4 *	1	12.8 *	6	-1.9 *	6
UNIVERSE (RUSSELL 3000)	100.0	6.2		15.7		3.5		-3.4	
Groups Outperforming (cap weighted) to Total Groups		7/18		9/18		11/18		9/18	

* Group Outperformed

SOURCE: FACTSET RESEARCH SYSTEMS

G:\Support\Exhibits\E-07-07

Exhibit F

■ Sit Investment Associates ■

Details of Current Growth/Value Cycle

Growth Versus Value Performance Spreads
(Rolling 3-, 6-, and 12-Month Periods)

	Russell 1000 Growth vs Russell 1000 Value			Russell Midcap Growth vs Russell Midcap Value			Russell 2000 Growth vs Russell 2000 Value		
	3 Mos.	6 Mos.	12 Mos.	3 Mos.	6 Mos.	12 Mos.	3 Mos.	6 Mos.	12 Mos.
2005									
January	-2.7	-5.7	-11.8	-1.1	-2.3	-8.9	0.1	-0.8	-9.9
February	-3.4	-6.1	-12.6	-0.4	-0.1	-9.2	-0.1	2.2	-8.3
March	-4.2	-5.8	-12.0	-2.4	-2.3	-10.0	-2.8	-1.5	-8.9
April	-2.7	-5.6	-13.5	-3.4	-4.7	-13.3	-3.4	-3.5	-10.4
May	1.8	-1.5	-12.2	-1.0	-1.5	-11.6	-2.1	-2.2	-10.7
June	0.8	-3.5	-12.4	-1.3	-3.8	-10.9	-1.6	-4.5	-10.1
July	3.0	0.0	-6.0	1.3	-2.6	-5.5	1.1	-2.9	-4.1
August	-0.4	1.4	-4.7	-0.2	-1.3	-1.6	1.1	-1.2	0.9
September	0.1	1.0	-5.1	1.2	-0.1	-2.7	3.2	1.7	0.2
October	-0.2	2.8	-3.0	0.2	1.5	-3.6	0.6	1.8	-2.1
November	1.7	1.3	-0.2	1.9	1.9	0.3	1.3	2.5	0.0
December	1.7	1.9	-1.8	2.1	3.5	-0.5	0.9	4.2	-0.6
2006									
January	-2.1	-2.3	-2.4	3.9	4.1	1.7	3.9	4.4	1.7
February	-3.9	-2.2	-0.8	-0.5	1.5	0.2	1.5	2.9	1.7
March	-2.8	-1.1	-0.2	0.0	2.3	2.4	0.9	1.9	4.1
April	-3.4	-5.8	-3.1	-2.2	1.6	3.5	-1.1	2.8	5.3
May	-3.4	-7.4	-6.5	-2.6	-3.3	-1.7	-3.6	-2.4	0.0
June	-4.5	-7.5	-6.0	-4.1	-4.5	-1.2	-4.5	-4.4	0.0
July	-6.1	-9.6	-12.4	-6.4	-8.7	-5.5	-7.5	-8.9	-5.4
August	-4.1	-7.5	-10.3	-4.6	-7.2	-6.4	-5.2	-8.7	-6.7
September	-2.3	-7.0	-8.6	-2.6	-6.8	-5.2	-4.3	-8.7	-8.1
October	2.6	-4.1	-10.6	0.3	-6.7	-6.0	1.1	-7.3	-5.8
November	0.7	-3.6	-11.9	1.6	-3.4	-7.3	0.6	-5.0	-8.0
December	-2.1	-4.6	-13.2	-1.6	-4.4	-9.6	-0.3	-5.0	-10.1
2007									
January	-1.0	1.7	-9.2	-0.7	-0.5	-10.6	-1.3	-0.3	-10.5
February	-1.0	-0.3	-8.6	-2.3	-0.8	-9.0	**0.2**	**0.8**	-8.8
March	-0.1	-2.2	-9.8	-0.9	-2.6	-10.2	**1.0**	**0.8**	-8.8
April	-0.4	-1.4	-5.9	-0.2	-1.0	-8.5	**2.2**	**1.1**	-6.7
May	0.0	-1.1	-5.2	**1.3**	-1.1	-5.1	**2.3**	**2.5**	-2.7
June	**1.9**	**1.9**	-2.8	**3.1**	**2.3**	-2.4	**4.4**	**5.5**	**0.8**
July	**4.0**	**3.7**	**6.0**	**5.1**	**5.1**	**5.5**	**5.9**	**8.2**	**9.2**

Source: Sit Investment Associates, August 1, 2007

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

RELATIVE PERFORMANCE OF GROWTH VERSUS VALUE SUGGESTS THAT UNDERPERFORMANCE OF GROWTH STOCKS SHOULD BE NEARING AN END



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through July 31, 2007
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std
-2 Std
-3 Std
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-07-07

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

THE UNITED STATES RANKED 29TH OUT OF 32 WORLD EQUITY MARKETS YEAR-TO-DATE THROUGH JULY 31, 2007

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 7/31/07	Change from 12/31/2006 points	Change from 12/31/2006 percent	7/31/2007 Country Rank
Australia	472.63	72.07	17.99%	14
Austria	488.97	23.81	5.12%	27
Belgium	455.86	28.32	6.62%	25
Brazil	1462.44	395.14	37.02%	2
Canada	501.26	75.53	17.74%	15
Chile	486.03	92.35	23.46%	7
Denmark	603.33	97.63	19.31%	13
Finland	1495.10	288.47	23.91%	6
France	394.53	28.80	7.87%	24
Germany	354.51	51.71	17.08%	16
Greece	335.07	39.83	13.49%	19
Hong Kong	460.43	82.46	21.82%	10
Indonesia	155.25	27.29	21.33%	11
Ireland	623.97	-47.99	-7.14%	32
Italy	281.67	1.04	0.37%	31
Japan	117.89	2.13	1.84%	30
Malaysia	210.43	51.55	32.45%	4
Mexico	579.68	78.69	15.71%	18
Netherlands	450.45	48.61	12.10%	20
New Zealand	286.28	26.79	10.32%	21
Norway	484.76	82.40	20.48%	12
Philippines	199.94	40.02	25.03%	5
Portugal	330.15	59.78	22.11%	9
Singapore	307.37	58.01	23.26%	8
South Korea	330.16	88.99	36.90%	3
Spain	457.27	35.19	8.34%	23
Sweden	596.69	54.07	9.96%	22
Switzerland	599.19	21.64	3.75%	28
Taiwan	180.68	24.55	15.72%	17
Thailand	111.72	30.39	37.37%	1
United Kingdom	294.88	16.57	5.95%	26
United States	354.12	10.87	3.17%	29 ←
COMPOSITE INDICES				
Latin America	714.67	154.49	27.58%	
Western Europe	378.58	28.86	8.25%	
Asia/Pacific	161.75	15.59	10.67%	
World (ex U.S.)	268.40	25.35	10.43%	

SOURCE: DOW JONES COMPANY, AUGUST 1, 2007

G:\Support\Exhibits\E-07-07

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

YEAR - OVER - YEAR CHANGES IN REAL GDP COMPONENTS[1]

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007
Personal Consumption Expend.	4.0%	3.7%	3.2%	3.7%	3.1%	3.4%	3.5%	2.8%	3.3%	3.0%	2.7%	3.4%	3.2%	2.9%
Non-Residential Fixed Invest.	4.9	4.9	5.6	7.5	9.1	7.7	6.8	5.1	7.5	7.3	6.4	5.2	2.5	3.4
Residential Investment	11.6	13.2	8.8	6.7	7.0	6.2	6.9	6.4	4.8	-1.5	-8.5	-12.8	-16.5	-15.9
Inventory Change (2)	++	++	++	++	++	--	--	-	--	++	++	--	--	--
Net Exports (3)	-8.3	-12.2	-17.3	-19.8	-13.7	-1.7	-0.2	-1.6	-2.5	-4.3	-4.9	7.0	4.4	7.8
Exports	9.8	12.0	9.9	7.4	6.4	7.1	6.9	7.0	8.4	7.4	8.4	9.3	6.6	6.8
Imports	9.3	12.1	12.4	11.5	8.8	5.3	4.6	5.1	6.3	6.4	7.2	3.7	2.9	2.0
Government Spending	2.5	1.3	1.3	0.7	0.6	0.6	0.9	0.9	1.8	1.8	1.2	2.5	1.2	2.0
TOTAL REAL GDP	4.1%	4.1%	3.2%	3.1%	3.2%	3.0%	3.2%	2.9%	3.3%	3.2%	2.4%	2.6%	1.5%	1.8%
Memo														
Pers. Cons. Exp. Plus Res. Invs.	4.5	4.3	3.5	3.9	3.4	3.6	3.8	3.0	3.4	2.7	1.9	2.2	1.8	1.6
After-tax Corporate Profits	35.3	43.4	33.3	29.1	38.3	32.8	28.8	29.7	11.8	16.7	19.5	8.0	4.3	N/A

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

ISM (FORMERLY NAPM) MANUFACTURING SERIES SOLIDLY POSITIVE



90.0
80.0
70.0
60.0
50.0
40.0
30.0
Index Level
ISM Index
Prices Paid
Expansion
Contraction
65.0
53.8
Dec-85
Jun-86
Dec-86
Jun-87
Dec-87
Jun-88
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07

Monthly Data through July 31, 2007

SOURCE: DATA RESOURCES, INC., AUGUST 1, 2007

G:\Support\Exhibits\E-07-07

Exhibit K

■ Sit Investment Associates ■

Some Key Fundamentals Are Supportive Of Continued U.S. Growth



Inflation Calm, Spirits Bright
Personal-consumption expenditure prices, change from year earlier
4%
3
2
1
Total
Excluding food and energy
2004
'05
'06
'07
Conference Board (1985=100), University of Michigan (1966=100)
120
100
80
60
Conference Board
University of Michigan
2004
'05
'06
'07
Sources: Commerce Department; Conference Board; University of Michigan via Federal Reserve

Source: The Wall Street Journal, August 1, 2007

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2004			2005			2006			2007		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	84.38	-14.6%	-18.4%	81.05	-4.0%	-12.4%	84.29	4.0%	-3.2%	82.37	-2.3%	1.0%
February	84.95	-13.1	-19.4	81.81	-3.7	-11.2	85.05	4.0	2.2	82.07	-3.5	2.2
March	86.45	-10.9	-12.6	80.86	-6.5	-12.3	85.01	5.1	3.1	81.23	-4.4	-0.9
April	87.44	-9.5	-3.0	82.20	-6.0	-4.8	83.88	2.0	-2.6	79.87	-4.8	-6.0
May	88.99	-3.4	1.2	83.33	-6.4	5.8	80.63	-3.2	-13.4	79.20	-1.8	-5.6
June	87.55	-3.8	3.1	84.88	-3.1	11.9	81.51	-4.0	-9.7	78.93	-3.2	-4.8
July	86.42	-7.0	4.8	85.64	-0.9	11.3	81.94	-4.3	-5.6	77.51	-5.4	-11.5
August	86.66	-7.9	4.0	84.12	-2.9	5.6	81.18	-3.5	-9.1			
September	86.17	-6.6	-0.6	83.71	-2.9	7.0	81.59	-2.5	-8.0			
October	84.22	-5.1	-7.4	84.98	0.9	6.8	82.36	-3.1	-3.6			
November	80.99	-8.5	-18.0	86.41	6.7	7.4	81.48	-5.7	2.1			
December	80.10	-7.1	-17.0	85.65	6.9	1.8	80.89	-5.6	-1.5			
Average	85.36	-8.2		83.72	-1.9		82.48	-1.5		80.17	-2.8	

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%

Currency Appreciation (Y-T-D through 7/31/07): Euro Area: +3.9% Canada: +9.3% Japan: -0.1% U.K.: +4.0% Switzerland: +1.4% Australia: +9.0% Sweden: 1.8%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciation calculations are based on month-end data.

SOURCE: FEDERAL RESERVE BOARD

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2005				2006				2007			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1QA	2QE	3QE	4QE
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.1	2.8	4.5	1.2	4.8	2.4	1.1	2.1	0.6	3.4	2.8	3.0
S&P 500 Reported Profits (Year-over-Year)	11.7	19.9	22.6	24.1	16.2	10.0	23.5	17.0	8.2	16.4	5.7	8.7
Consumer Price Index (Year-over-Year)	3.0	2.9	3.8	3.7	3.6	4.0	3.3	1.9	2.4	2.7	3.0	4.7
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	5.3	5.1	5.0	4.9	4.7	4.7	4.7	4.5	4.5	4.5	4.6	4.7
Prime Rate	5.4	5.9	6.4	7.0	7.4	7.9	8.3	8.3	8.3	8.3	8.3	8.3
13-week Treasury Bills-Disc.	2.5	2.8	3.3	3.8	4.4	4.7	4.9	4.9	5.0	4.8	4.8	4.7
10-year Treasury Bonds-Yield	4.3	4.2	4.2	4.5	4.6	5.1	4.9	4.6	4.7	4.8	4.9	5.1

SOURCE: SIT INVESTMENT ASSOCIATES, INC., JULY 27, 2007

EXHIBIT N

■ SIT INVESTMENT ASSOCIATES ■

FEDERAL RESERVE LEAVES INTEREST RATES UNCHANGED A NINTH TIME AT 5.25 PERCENT

Fed holds steady

Federal Reserve policymakers left their key target rate unchanged Tuesday.



5.0%
4.0%
3.0%
2.0%
1.0%
0
6/05 12/05 6/06 12/06 6/07
Tues.: 5.25%
3.0%

Source: Federal Reserve Bank of New York

Text of Statement By Fed Committee

Following is the text of a statement released by the Federal Reserve yesterday after the Fed's monetary policy panel, the Federal Open Market Committee, decided to leave interest rates unchanged.

The Federal Open Market Committee decided today to keep its target for the federal funds rate at 5€ percent.

Economic growth was moderate during the first half of the year. Financial markets have been volatile in recent weeks, credit conditions have become tighter for some households and businesses and the housing correction is ongoing. Nevertheless, the economy seems likely to continue to expand at a moderate pace over coming quarters, supported by solid growth in employment and incomes and a robust global economy.

Readings on core inflation have improved modestly in recent months. However, a sustained moderation in inflation pressures has yet to be convincingly demonstrated. Moreover, the high level of resource utilization has the potential to sustain those pressures.

Although the downside risks to growth have increased somewhat, the committee's predominant policy concern remains the risk that inflation will fail to moderate as expected. Future policy adjustments will depend on the outlook for both inflation and economic growth, as implied by incoming information.

Voting for the F.O.M.C. monetary policy action were Ben S. Bernanke, chairman; Timothy F. Geithner, vice chairman; Thomas M. Hoenig; Donald L. Kohn; Randall S. Kroszner; Frederic S. Mishkin; Michael H. Moskow; William Poole; Eric Rosengren; and Kevin M. Warsh.

SOURCE: USA TODAY AND THE NEW YORK TIMES, AUGUST 8, 2007

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS
FROM JULY 31, 2007

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	5.50%	0.5%	4.87%	4.0%	5.00%	4.4%
Present YTM 4.56%	Most Likely	4.50	2.4	4.25	5.2	4.50	4.6
	Optimistic	3.50	4.3	3.62	6.4	3.00	5.5
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	5.38	-1.0	5.25	1.9	5.50	3.5
Present 4.61%	Most Likely	4.75	1.7	4.50	5.2	4.75	4.5
	Optimistic	3.88	5.6	3.87	8.0	3.50	6.2
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	5.62	-4.1	5.37	0.2	6.00	2.0
Present 4.77%	Most Likely	5.00	0.6	4.75	5.0	5.25	3.7
	Optimistic	4.12	7.7	4.00	11.1	4.00	6.7
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.87	-10.9	5.50	-3.5	6.50	-1.7
Present YTM 4.92%	Most Likely	5.12	-0.6	5.00	3.7	5.50	2.4
	Optimistic	4.37	11.6	4.12	18.7	4.50	7.0

E-07/07
PP-101.DOC

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

UNSUSTAINABLE GROWTH IN ENTITLEMENTS


Percent of GDP
40
30
20
10
0
Entitlements
Discretionary Spending
Net Interest
Total Revenues
1970
1980
1990
2000
2010
2020
2030
2040
2050
2060
2070
2080

SOURCE: OFFICE OF MANAGEMENT AND BUDGET, MID-SESSION REVIEW, JULY 11, 2007

G:\Support\Exhibits\E-07-07

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

U.S. BRIDGE AND HIGHWAY INFRASTRUCTURE NEEDS ARE SUBSTANTIAL

Lost Highways

The bridge collapse in Minnesota underscores what civil engineers have been warning about for years—the nation's aging infrastructure is in need of repair

Percentage of bridges that are structurally deficient*, 2006

National average: 12.4%
Lowest—Arizona: 2.2%
Highest—Oklahoma: 26.8%



0% 5% 10 15 20+
Wash.
Ore.
Idaho
Mont.
Wyo.
N.D.
S.D.
Minn.
Wis.
Mich.
Vt.
Maine
N.H.
N.Y.
Mass.
Pa.
N.J.
Iowa
Neb.
Nev.
Utah
Colo.
Kan.
Mo.
Ill.
Ind.
Ohio
W.Va.
Va.
Ky.
Calif.
Ariz.
N.M.
Okla.
Ark.
Tenn.
N.C.
S.C.
Ala.
Ga.
Miss.
La.
Texas
Fla.
Alaska
Hawaii
R.I.
Conn.
Del.
Md.

*Roads are in need of repair but bridge isn't necessarily unsafe

Road construction costs are up...
Cumulative change in the producer-price index for highway and street construction



60%
40
20
0
'99 '00 '01 '02 '03 '04 '05 '06 '07

Highways are getting more use...
Vehicle miles traveled (VMT) on U.S. roads



3 trillion
2
1
0
1990 '95 2000 '05

Road conditions are worsening
Percent of VMT on pavement with unacceptable ride quality (surface roughness)



18%
16
14
12
1995 2000 '04

Sources: Federal Highway Administration (bridge, VMT and ride quality data); Labor Department (PPI)

SOURCE: THE WALL STREET JOURNAL, AUGUST 4, 2007

G:\Support\Exhibits\E-07-07

EXHIBIT R

■ SIT INVESTMENT ASSOCIATES ■

S&P 500 VALUATION METRICS ARE MORE ATTRACTIVE TODAY THAN THEY WERE IN 1998

Are the Comparisons to 1998 Justified?

	17-Jul-1998	19-Jul-2007	%
S&P 500 Index	1186.75	1553.08	31%
Inflation Adjusted	*1514.7*		3%
S&P 500 LTM EPS	44.7	91.2	104%
Inflation Adjusted	*57.0*		60%
S&P 500 LTM P/E	26.6	17.0	-36%
Value Assigned To Future Growth	54.5%	25.3%	-54%
S&P 500 Price to Book	4.7	3.0	-36%
Cash as a % of Assets	5.9%	9.0%	53%
S&P 500 Dividend Yield	1.3%	1.7%	24%
S&P 500 Net Buyback Yield	1.4%	2.9%	103%
Total Payout Yield	2.8%	4.5%	65%
10-Year Yield	5.51%	5.03%	-9%
Fed Funds Rate	5.50%	5.25%	-5%
CPI y/y	1.60%	2.70%	69%
S&P 500 Earnings Yield	3.76%	5.87%	56%
EY Minus 10 Yr	-1.74%	0.85%	-149%

Valuation and balance sheets in far better shape today than during 1998

Bull markets rarely end when the earnings yield is greater than the bond yield (pg 23)

SOURCE: MORGAN STANLEY, AUGUST 1, 2007

G:\Support\Exhibits\E-07-07

EXHIBIT S

■ SIT INVESTMENT ASSOCIATES ■

EQUITY CHARACTERISTICS
JULY 31, 2007

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2007 Projected Gain	+23.2%	+29.8%	+29.9%	+12.2%	+21.6%	+9.7%	+7.2%
2008 Projected Gain	+17.7%	+25.2%	+24.9%	+11.3%	+17.0%	+7.9%	+10.6%
5-Year Projected Growth	+14.4%	+17.1%	+16.6%	+11.2%	+14.1%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.2%	+0.4%	+0.2%	+2.6%	+1.3%	+1.9%	+1.9%
Total Fund	+1.3%	+0.6%	+0.3%	+2.7%	+1.3%	+1.9%	+1.9%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+17.5%	+16.8%	+13.7%	+15.4%	+9.9%	+9.9%
Wtd Avg Price/Earnings Ratio [2]							
2007 Calendar P/E	20.2x	28.3x	25.8x	15.8x	20.8x	16.3x	15.5x
2008 Calendar P/E	16.8x	21.1x	20.0x	14.1x	17.3x	15.1x	14.0x
Median Price/Earnings Ratio [2]							
2007 Calendar P/E	18.2x	21.6x	21.4x	16.0x	18.7x	N/A	17.0x
2008 Calendar P/E	15.7x	17.9x	18.1x	14.2x	16.0x	N/A	14.7x
Average P/E-to-5-Year Earnings Growth Ratio							
2007 Calendar PEG	1.4x	1.7x	1.6x	1.4x	1.5x	2.0x	1.9x
2008 Calendar PEG	1.2x	1.2x	1.2x	1.3x	1.2x	1.9x	1.7x
Wtd Avg Mkt Cap ($ Billion)	$80.523	$12.905	$3.637	$80.373	$67.231	$102.514	$102.514

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis
Median P/E is calculated using bottom up earnings estimates from First Call

SOURCE: FIRST CALL, I/B/E/S, FRANK RUSSELL AND SIT INVESTMENT ASSOCIATES